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                                                                  Exhibit (a)(8)

Tuesday May 11, 7:31 am Eastern Time

Company Press Release

SOURCE:  IT Group, Inc.

The IT Group to Acquire EMCON for $6.75 Per Share in Cash Establishes

Leadership Position in the Solid Waste Services Market

$0.15 Earnings Per Share Accretion Driven by Synergies

PITTSBURGH, May 11 /PRNewswire/ -- The IT Group, Inc. (NYSE:  ITX; the Company)
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and EMCON (Nasdaq:  MCON) announced today that they have signed a definitive
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agreement under which The IT Group will acquire EMCON for $6.75 per share in cash, or a total of approximately $62 million, plus the assumption of approximately $8 million in debt, for a total transaction value of $70 million. The acquisition is anticipated to add $130 million in revenue and $0.15 earnings per share on an annual basis in year 2000 after synergies. The transaction is expected to add $0.05 earnings per share in 1999. The transaction has been approved unanimously by the boards of both companies.

EMCON is a fully integrated environmental consulting, engineering, design, construction and related outsourcing services firm, serving primarily the private sector with a focus in the solid waste services market. EMCON has annual revenues of approximately $150 million, and employs about 1,000 employees in 40 offices throughout the United States. The addition of EMCON establishes The IT Group as a market leader within the solid waste services sector.

Anthony J. DeLuca, chief executive officer and president of The IT Group, said, "EMCON solidifies The IT Group's leadership position in the solid waste services market. Our combined resources will allow us to provide the full range of integrated services to our solid waste clients. EMCON enjoys tremendous recognition in the solid waste services market and is known in the industry for its broad-ranging and specialized capabilities. We are confident that our $12 million synergy plan will be fully realized by year 2000, generating $20 million of operating cash flow."

"We each have respective strengths in different service areas," DeLuca added. "EMCON is a leader in the design-build of solid waste infrastructure facilities, including landfills, transfer stations and material recovery facilities. They are also strong in landfill gas and leachate control technologies. Our strengths in cell construction, groundwater, and remediation/closure services round out the full spectrum of solid waste capabilities. The prospect of the combined companies' clients gaining greater access to technical depth, broader geographical reach, and integrated capabilities will be very compelling in the marketplace. The IT Group will also benefit from EMCON's added capabilities in air quality, health and safety, and environmental information management systems. And our revenue mix is further balanced by EMCON, increasing the private sector from 35% to 40% of revenues."
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Gene Herson, president and chief executive officer of EMCON, stated, "Becoming part of The IT Group provides EMCON with the strategic combination we were actively seeking to capitalize on our greatest strengths. We will now be better positioned to support the rapidly consolidating solid waste industry by expanding our integrated services strategy through more design-build services. The IT Group provides a larger revenue base to support delivery of services on a national and global basis, as well as a stronger capital base to support future growth and expansion. With The IT Group, we will offer our industrial clients more value-added solutions by combining their extensive remedial construction services with EMCON's expertise in regulatory, compliance, and site investigation services. Our employees will also enjoy greater career development opportunities."

The transaction is structured as a cash tender offer at $6.75 per EMCON share. Assuming that The IT Group receives at least 90% of the outstanding EMCON shares in the tender offer, the balance of the shares will be acquired in a short form merger at $6.75 cash per EMCON share. In the event The IT Group receives less than 90% of the outstanding EMCON shares in the tender offer, the balance of the EMCON shares will be acquired in a merger in which each EMCON share will be converted into shares of The IT Group Common Stock at a value of $6.75 per share. The exchange rate would be based on the 10 trading day average closing price ending two days prior to the merger. The exchange rate will have a floor at an average price for The IT Group's Common Stock of $12.50. The minimum share condition in the tender offer will be 80% of the issued and outstanding EMCON shares. The IT Group expects to commence a tender offer for all EMCON's common stock within the next five business days. The acquisition of EMCON is subject to certain customary closing conditions, including receiving required clearances under the Hart-Scott-Rodino Act. The IT Group intends to finance the transaction through its revolving credit facilities under which it had $106 million in availability on April 30, 1999.

The IT Group, Inc. is a leading provider of diversified, value-added services, with more than 6,700 employees in more than 80 offices, offering a full range of consulting, facilities management, engineering and construction and remediation. The IT Group's common stock and depository shares are traded on the New York Stock Exchange under the symbols ITX and ITXpr, respectively. More information on The IT Group can be found on the Internet at www.theitgroup.com.
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Statements regarding the intentions, beliefs, expectations or predictions of The
IT Group and its management, including, but not limited to, those statements denoted by the words "anticipate," "believe," "expect," "should" and similar expressions (including "confidence") are forward-looking statements that reflect the current views of The IT Group its management about future events and are subject to certain risks, uncertainties and assumptions. Actual results could differ materially from those projected in such forward-looking statements as a result of a number of factors, including, but not limited to, competition and pricing pressures, bidding opportunities and success, project results, funding of backlog, the success of the tender offer for EMCON, the effects of the integration of EMCON and the Company's other major acquisitions and the achievement of expected synergies there from, and industry-wide factors.

SOURCE:  IT Group, Inc.



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